

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

Via E-mail
Frank Curci
Chief Executive Officer
Tops Holding Corporation
6363 Main Street
Williamsville, New York 14221

> **Re:** **Tops Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 333-168065**

Dear Mr. Curci:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

1. The Company, Basis of Presentation and Summary of Significant Accounting Policies, page, 35

Inventory, page 36

1. Tell us and disclose how reliable your shrink reserves have been for the past three fiscal years. Further, tell us and disclose the amount of the shrink reserve in Schedule II and as a percentage of sales for the past three fiscal years in MD&A and the reasons for any significant fluctuations.

2.Business Acquisition, page 42

2. We note your Penn Traffic transaction disclosure that "[d]uring Fiscal 2010, the Company liquidated and closed 13 supermarkets and sold an additional 11 supermarkets and certain other acquired assets for proceeds of $20.8 million. During Fiscal 2011, the Company closed an additional supermarket, and sold three of the acquired supermarkets for proceeds of $1.3 million. No gain or loss was recognized on the sale of these supermarkets. An additional acquired supermarket was sold in January 2012." In that regard, explain to us how you consider guidance within ASC 205-20-45-1 in reporting discontinued operations for the disposed supermarkets in the consolidated income statements. We note you consider each supermarket as an operating segment.

15. Commitments and Contingencies, page 54

Legal Proceedings, page 55

3. You state in your disclosure, "[I]t is possible that the Company could be required to make expenditures, in excess of established provisions, in amounts that cannot reasonably be estimated. As the Company is unable to determine the amount of any potential liability, no amounts were accrued as of December 31, 2011 and January 1, 2011." It is unclear to us if you have established provisions or reserves related to your legal proceedings. Please advise us and clarify your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief